Inditex S.A
Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

02055207

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 0 4 2002
WASH. D.C. 164

FILE N° 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

2 October 2002

SUPPL

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE N° 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission (*Comisión Nacional del Mercado de Valores*):

- Information on significant events (Hechos Relevantes) in relation to the press release issued by the company regarding the resignation of Mrs. Josefa Ortega Gaona as a Board member due to her reaching the age foreseen in article 22 of the Board of Directors Regulations.
- First half results for fiscal year 2002 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to first half results.

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50 should you have any questions regarding the information furnished.

Very truly yours,

Darío Vasallo Manaute
General Counsel's Office

Enclosures

dlw 10/8

ECA ISO 14001

INDITEX

FILE N° 82-5185

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de la Sociedad, celebrado el 19 de septiembre de 2002, ha acordado aceptar la dimisión presentada por Dña. Josefa Ortega Gaona como vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y como miembro de su Comisión Ejecutiva, con motivo de haber alcanzado la edad máxima para el ejercicio de tal función prevista en el artículo 22 del Reglamento del Consejo. El Consejo de Administración ha hecho constar en acta su agradecimiento a Dña. Josefa Ortega Gaona por los servicios prestados a la Sociedad y por su dedicación en el desempeño de su labor como miembro del Consejo y de la Comisión Ejecutiva.

En Arteixo (A Coruña), a 20 de septiembre de 2002

Antonio Abril Abadín
Secretario General y del Consejo

INDITEX

FILE Nº 82-5185

Documents:

"INFORMACIÓN PÚBLICA PERIÓDICA PRIMER SEMESTRE 2002"

Description:

This document has been filed with the Spanish Exchange Comission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the first half financial results of the company for fiscal year 2002.

FILE Nº 82-5185

Referencia de Seguridad | GENERAL | VERSION 2.2.0

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE 1 AÑO 2003

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX)

Domicilio Social:	N.I.F.
Avda. de la Diputación, Edificio Inditex. Arteixo, A Coruña. España	A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:	Firma:
Borja de la Cierva Álvarez de Sotomayor. Director Financiero	

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

		Individual	Consolidado
I. Datos Identificativos del Emisor	0010	X	
II. Variación del Grupo Consolidado	0020		X
III. Bases de Presentación y Normas de Valoración	0030	X	X
IV. Balance de Situación	0040	X	X
V. Cuenta de Pérdidas y Ganancias	0050	X	X
VI. Distribución por Actividad I.N.C.N.	0060	X	X
VII. Número de Personas Empleadas	0070	X	X
VIII. Evolución de los Negocios	0080	X	X
IX. Dividendos Distribuidos	0090	X	
X. Hechos Significativos	0100	X	X
XI. Anexo Explicativo Hechos Significativos	0110	X	X
XII. Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Se han incorporado al Grupo consolidado las siguientes sociedades, creadas para el desarrollo del negocio del Grupo en su expansión internacional (Se indica nombre de la sociedad, país del domicilio social y porcentaje de participación del Grupo en su capital social):

Oysho Deutschland, GmbH. (Alemania, 50%)
Massimo Dutti Suisse, Sarl. (Suiza, 100%)
Corporación de Servicios XXI, S.A.C.V. (Méjico, 100%)
Za Clothing Ireland Limited. (Irlanda, 100%)
Massimo Dutti Sverige, A/B. (Suecia, 100%)
Massimo Dutti Norge, A/S. (Noruega, 100%)
Oysho Suisse Sarl. (Suiza, 100%)

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información semestral correspondiente al primer semestre de 2002 se han aplicado los mismos principios contables y normas de valoración que en el primer semestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de Euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	150	197
II. Inmovilizaciones Inmateriales	0220	18.831	22.355
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	13.204	17.414
II.2. Otro Inmovilizado Inmaterial	0222	5.627	4.941
III. Inmovilizaciones Materiales	0230	233.045	211.721
IV. Inmovilizaciones Financieras	0240	477.430	480.757
V. Acciones Propias a Largo Plazo	0250	447	3.151
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	**729.903**	**718.181**
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	1.870	4.203
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300	146.870	98.551
III. Deudores	0310	206.760	180.628
IV. Inversiones Financieras Temporales	0320	280.557	191.336
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	54.910	24.815
VII. Ajustes por Periodificación	0350	941	433
D) ACTIVO CIRCULANTE	0360	**690.038**	**495.763**
TOTAL ACTIVO (A + B + C + D)	0370	**1.421.811**	**1.218.147**

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	93.500	93.500
II. Reservas	0510	620.573	502.670
III. Resultados de Ejercicios Anteriores	0520	0	0
IV. Resultado del Periodo	0530	159.504	109.396
V. Dividendos a Cuenta Entregados en el Ejercicio	0550	0	0
A) FONDOS PROPIOS	0560	**873.577**	**705.566**
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	1.619	701
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	1.046	713
I. Emisión de Obligaciones y Otros Valores Negociables	0610		
II. Deudas con Entidades de Crédito	0615	3.104	10.327
III. Deudas con Empresas del Grupo y Asociadas	0620	0	196
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		
V. Otras Deudas a Largo	0630	27.055	46.943
D) ACREEDORES A LARGO PLAZO	0640	**30.159**	**57.466**
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	35.879	115.371
III. Deudas con Empresas del Grupo y Asociadas	0660	258.839	183.446
IV. Acreedores Comerciales	0665	170.285	117.664
V. Otras Deudas a Corto	0670	50.407	37.220
VI. Ajustes por Periodificación	0680	0	0
E) ACREEDORES A CORTO PLAZO (4)	0690	**515.410**	**453.701**
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	**1.421.811**	**1.218.147**

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	687.845	100,00%	576.162	100,00%
+ Otros Ingresos (6)	0810	32.524	4,73%	29.130	5,06%
+/- Variación Existencias Productos Terminados y en Curso	0820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	**720.369**	104,73%	**605.292**	105,06%
- Compras Netas	0840	-616.179	-89,58%	-522.639	-90,71%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	10.153	1,48%	6.894	1,20%
- Gastos Externos y de Explotación (7)	0860	-41.609	-6,05%	-33.483	-5,81%
= VALOR AÑADIDO AJUSTADO	0870	**72.734**	10,57%	**56.064**	9,73%
+/- Otros Gastos e Ingresos (8)	0880		0,00%		0,00%
- Gastos de Personal	0890	-20.465	-2,98%	-19.327	-3,35%
= RESULTADO BRUTO DE EXPLOTACION	0900	**52.269**	7,60%	**36.737**	6,38%
- Dotación Amortizaciones Inmovilizado	0910	-11.766	-1,71%	-10.124	-1,76%
- Dotaciones al Fondo de Reversión	0915		0,00%		0,00%
- Variación Provisiones de Circulante (9)	0920		0,00%		0,00%
= RESULTADO NETO DE EXPLOTACION	0930	**40.503**	5,89%	**26.613**	4,62%
+ Ingresos Financieros	0940	153.098	22,26%	106.414	18,47%
- Gastos Financieros	0950	-10.146	-1,48%	-11.485	-1,99%
+ Intereses y Diferencias Cambio Capitalizados	0960		0,00%		0,00%
- Dotación Amortización y Provisiones Financieras (10)	0970		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	**183.455**	26,67%	**121.542**	21,10%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	0	0,00%	7	0,00%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-33.640	-4,89%	-12.704	-2,20%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025	0	0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	1026	1.583	0,23%	178	0,03%
+/- Otros Resultados Extraordinarios (15)	1030	-11	0,00%	44	0,01%
= RESULTADO ANTES DE IMPUESTOS	1040	**151.387**	22,01%	**109.067**	18,93%
+/- Impuestos sobre Sociedades y Otros	1042	8.117	1,18%	329	0,06%
= RESULTADO DEL EJERCICIO	1044	**159.504**	23,19%	**109.396**	18,99%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200		
I. Gastos de Establecimiento	1210	555	1.832
II. Inmovilizaciones Inmateriales	1220	350.568	332.279
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	99.978	140.615
II.2. Otro Inmovilizado Inmaterial	1222	250.590	191.664
III. Inmovilizaciones Materiales	1230	1.265.464	1.129.800
IV. Inmovilizaciones Financieras	1240	87.629	68.760
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	447	3.151
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255	0	
B) INMOVILIZADO (1)	1260	**1.704.663**	**1.535.822**
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	67.288	83.883
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	16.839	19.970
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	401.904	311.723
III. *Deudores*	1310	156.636	172.292
IV. Inversiones Financieras Temporales	1320	17.002	39.515
V. Acciones de la Sociedad Dominante a Corto Plazo	1330	0	0
VI. Tesorería	1340	185.084	138.113
VII. Ajustes por Periodificación	1350	7.900	6.109
E) ACTIVO CIRCULANTE	1360	**768.526**	**667.752**
TOTAL ACTIVO (A + B + C + D + E)	1370	**2.557.316**	**2.307.427**

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	93.500	93.500
II. Reservas Sociedad Dominante	1510	764.737	602.229
III. Reservas Sociedades Consolidadas (16)	1520	547.670	430.557
IV. Diferencias de Conversión (17)	1530	-41.549	38.020
V. Resultados Atribuibles a la Sociedad Dominante	1540	120.834	91.683
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550	0	0
A) FONDOS PROPIOS	1560	**1.485.192**	**1.255.989**
B) SOCIOS EXTERNOS	1570	18.169	10.607
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580	0	0
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	5.167	2.594
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	60.595	28.538
I. Emisión de Obligaciones y Otros Valores Negociables	1610	0	0
II. Deudas con Entidades de Crédito	1615	140.789	152.044
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	60.587	66.848
IV. Otras Deudas a Largo	1630		
F) ACREEDORES A LARGO PLAZO	1640	**201.376**	**218.892**
I. Emisión de Obligaciones y Otros Valores Negociables	1650	0	0
II. Deudas con Entidades de Crédito	1655	152.342	195.974
III. Acreedores Comerciales	1665	425.583	350.855
IV. Otras Deudas a Corto	1670	208.875	243.978
V. Ajustes por Periodificación	1680	17	0
G) ACREEDORES A CORTO PLAZO (4)	1690	**786.817**	**790.807**
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695	0	0
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	**2.557.316**	**2.307.427**

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	1.660.237	100,00%	1.331.821	100,00%
+ Otros Ingresos (6)	1810	31	0,00%	59	0,00%
+/- Variación Existencias Productos Terminados y en Curso	1820	52.723	3.18%	40.393	3,03%
= VALOR TOTAL DE LA PRODUCCION	1830	**1.712.991**	103.18%	**1.372.273**	103.04%
- Compras Netas	1840	-866.762	-52.21%	-714.901	-53.68%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	3.213	0,19%	20.712	1.56%
- Gastos Externos y de Explotación (7)	1860	-281.641	-16.96%	-224.058	-16.82%
= VALOR AÑADIDO AJUSTADO	1870	**567.801**	34,20%	**454.026**	34,09%
+/- Otros Gastos e Ingresos (8)	1880		0,00%		0,00%
- Gastos de Personal	1890	-260.164	-15,67%	-228.357	-17,15%
= RESULTADO BRUTO DE EXPLOTACION	1900	**307.637**	18,53%	**225.669**	16,94%
- Dotación Amortizaciones Inmovilizado	1910	-91.458	-5,51%	-73.063	-5,49%
- Dotaciones al Fondo de Reversión	1915		0,00%		0,00%
- Variación Provisiones de Circulante (9)	1920	-7.508	-0,45%	-9.797	-0,74%
= RESULTADO NETO DE EXPLOTACION	1930	**208.671**	12.57%	**142.809**	10.72%
+ Ingresos Financieros	1940	4.255	0.26%	6.972	0.52%
- Gastos Financieros	1950	-8.280	-0,50%	-12.072	-0.91%
+ Intereses y Diferencias Cambio Capitalizados	1960	-16.213	-0.98%	3.231	0,24%
- Dotación Amortización y Provisiones Financieras (10)	1970	120	0.01%		0.00%
+/- Resultados de Conversión (18)	1980		0,00%		0.00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	0	0,00%		0.00%
- Amortización Fondo Comercio Consolidación	2000	-4.847	-0,29%	-5.229	-0,39%
+ Reversión Diferencias Negativas de Consolidación	2010		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	**183.706**	11,07%	**135.711**	10.19%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	-4.596	-0,28%	4.416	0.33%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	262	0,02%	0	0,00%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0.00%		0.00%
+/- Resultados de Ejercicios Anteriores (14)	2026	-13	0.00%	557	0.04%
+/- Otros Resultados Extraordinarios (15)	2030	-4.382	-0.26%	-4.325	-0.32%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	**174.977**	10.54%	**136.359**	10.24%
+/- Impuesto sobre Beneficios	2042	-52.494	-3,16%	-43.617	-3.27%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	**122.483**	7,38%	**92.742**	6,96%
+/- Resultado Atribuido a Socios Externos	2050	-1.649	-0,10%	-1.059	-0.08%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	**120.834**	7,28%	**91.683**	6.88%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL Ejerc. Actual	INDIVIDUAL Ejerc .Anterior	CONSOLIDADO Ejerc. Actual	CONSOLIDADO Ejerc. Anterior
Ventas netas en tiendas propias	**2100**			1.456.091	1.163.327
Ventas netas a franquicias	**2105**			98.691	83.381
Otras ventas textiles	**2110**			87.827	73.097
Servicios prestados	**2115**			12.890	11.421
Otras ventas	**2120**			4.738	595
Ventas de tejidos	**2125**	95.810	88.452		
Ventas prendas	**2130**	624.066	515.597		
Ventas otros productos y servicios prestados	**2135**	14.274	12.981		
Devolución de ventas	**2140**	-46.305	-40.868		
Obra Ejecutada Pendiente de Certificar (*)	**2145**				
Total I. N. C. N	**2150**	**687.845**	**576.162**	**1.660.237**	**1.331.821**
Mercado Interior	**2160**	341.996	311.505	936.279	771.585
Exportación: Unión Europea	**2170**	201.195	152.803	459.256	331.709
Países O.C.D.E.	**2173**	66.721	51.008	197.346	149.682
Resto Países	**2175**	77.933	60.846	67.356	78.845

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL Ejerc. Actual	INDIVIDUAL Ejerc. Anterior	CONSOLIDADO Ejerc. Actual	CONSOLIDADO Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	**3000**	581	577	28.325	24.866

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; evolución de la cartera de valores; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podida causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

Los principales efectos de la evolución de los tipos de cambio en los estados financieros de INDITEX durante el primer semestre de 2002 son los siguientes:

1. Reducción del crecimiento de ventas del 4,5%. Las ventas consolidadas han crecido un 24,6% utilizando los tipos de cambio medios de cada periodo. Con tipos de cambio constantes, el crecimiento habría sido del 29,1%.
2. Pérdidas de cambio por 16 millones de euros que se derivan, principalmente, de la aplicación de los tipos de cambio vigentes al final del semestre sobre los saldos entre compañías del Grupo por operaciones comerciales o de financiación.
3. Durante el proceso de consolidación han aflorado 41,5 millones de euros de diferencias de conversión, que minoran los recursos propios consolidados Las diferencias negativas de conversión representan el 2,8% de los recursos propios y corresponden, principalmente, a la inversión del Grupo en países americanos.

Ver memorando adjunto sobre la evolución de los negocios.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción	Importe (miles de euros)
1. Acciones Ordinarias	3100	73,3	0,11	68.544
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente (G-8b)

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar conteplada en el art. 53 de la LMV (5 por 100 múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los Administradores o del Consejo de Administración	3250		X
7. Modificaciones de los Estatutos Sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.)	3330		X
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Con fecha valor 26 de julio de 2002 se distribuyó un dividendo por un importe bruto de 11 céntimos de euro por acción a cargo de los resultados de 2001.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

14.- Otros hechos significativos.

- Acuerdos adoptados por la Junta General de Accionistas de la Sociedad. Comunicación a la CNMV: 19 de julio de 2002.

- Colocación en el mercado de aproximadamente el 1,98% del capital social de Inditex de titularidad de Amancio Ortega Gaona con motivo del ejercicio de la opción de compra descrita en el apartado VI.2.1 del Folleto Informativo de la O.P.V. de acciones de Inditex registrado en la CNMV con fecha 27 de abril de 2001. Comunicación a la CNMV: 10 de julio de 2002.

- Publicación del anuncio de convocatoria de la Junta General de Accionistas en el Boletín Oficial del Registro Mercantil y en tres periódicos provinciales, adjuntando copia de la convocatoria. Comunicación a la CNMV: 28 de junio de 2002.

- Acuerdo del Consejo de Administración para convocar a la Junta General de Accionistas en la sede social de la sociedad el 19 de julio, a las 12 horas en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria. Comunicación a la CNMV: 15 de junio de 2002.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado y auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de Enero de 1991, resulten obligadas a la presentación de un informe especial de sus auditores de cuentas, cuando el informe de auditoria de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL

(GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.
-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.
-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.
-. La información a incluir dentro del epígrafe Evolución de los Negocios deberá permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

-. Definiciones:

(1) Las distintas rúbricas que componen el **Inmovilizado** y las Inversiones se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a doce (12) meses deberán reclasificarse, dentro de la rúbrica correspondiente, en **Acreedores a Corto Plazo.**

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad, deducidas las bonificaciones y demás reducciones sobre ventas así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

□

(6) En la rúbrica **Otros Ingresos** se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmovilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica **Gastos Externos y de Explotación** se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores (arrendamientos, reparaciones, transportes, seguros, energía, etc.), los tributos (excepto el impuesto sobre beneficios) y otros gastos de gestión.

* La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluida la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas características.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) Las Dotaciones para Amortizaciones y Provisiones Financieras comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial y material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de carácter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los Resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

□

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del periodo.
* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas **Resultados y Diferencias de Conversión** (aparece únicamente en consolidación) recojerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluido en el proceso de consolidación.

INDITEX

FILE Nº 82-5185

INDITEX
CONSOLIDATED RESULTS FOR THE FIRST HALF 2002

1 February to 31 July 2002

- **Net sales reach €1,660.2 million, 25% higher than 1H2001.**
- **Like-for-like sales for 1H2002 grow by 12.5%.**
- **EBITDA reaches €307.6 million, 36% higher.**
- **EBIT rises to €203.8 million, 48% higher.**
- **Net income reaches €120.8 million, 32% higher (19.39 € cents per share).**
- **Net opening of 92 stores in 1H2002. The Group estimates it will open between 245 and 280 stores in FY2002.**
- **Significant openings in key European markets in the coming months.**

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

1. Consolidated Profit & Loss statement

Grupo Inditex

2002 first half profit & loss statement

Millions of euros

	1H 2002 (*)	1H 2001 (*)	Var % 02/01	FY 2001
Net sales	1,660.2	1,331.8	25%	3,249.8
Cost of sales	(810.8)	(653.8)		(1,563.1)
Gross profit	**849.4**	**678.0**	**25%**	**1,686.7**
Gross margin	*51.2%*	*50.9%*		*51.9%*
Operating expenses	(541.8)	(452.4)	20%	(982.3)
Operating cash flow (EBITDA)	**307.6**	**225.7**	**36%**	**704.5**
EBITDA margin	*18.5%*	*16.9%*		*21.7%*
Fixed assets depreciation	(91.5)	(73.1)		(158.2)
Goodwill amortisation	(4.8)	(5.2)		(17.1)
Provisions	(7.5)	(9.8)		(11.6)
Operating income (EBIT)	**203.8**	**137.6**	**48%**	**517.5**
EBIT margin	*12.3%*	*10.3%*		*15.9%*
Net financial expenses	(20.1)	(1.9)		(21.3)
Ordinary income	**183.7**	**135.7**	**35%**	**496.2**
Ordinary margin	*11.1%*	*10.2%*		*15.3%*
Extraordinary income (loss)	(8.7)	0.6		(1.1)
Income before taxes	**175.0**	**136.4**	**28%**	**495.1**
EBT margin	*10.5%*	*10.2%*		*15.2%*
Taxes	(52.5)	(43.6)		(149.9)
Net income before minorities	**122.5**	**92.7**	**32%**	**345.2**
	7.4%	*7.0%*		*10.6%*
Minorities	(1.6)	(1.1)		(4.8)
Net income	**120.8**	**91.7**	**32%**	**340.4**
Net income margin	*7.3%*	*6.9%*		*10.5%*
Earnings per share, cents of euro (**)	19.39	14.71	32%	54.61

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance Sheet

Grupo Inditex
Consolidated Balance Sheet as of 31 July 2002
Millions of euros

	31 July 2002 (*)	31 July 2001 (*)	31 January 2002
ASSETS			
Net fixed assets (**)	1,704.7	1,535.8	1,662.7
Goodwill	67.3	83.9	72.1
Deferred charges	16.8	20.0	16.5
Total fixed assets	**1,788.8**	**1,639.7**	**1,751.3**
Inventories	401.9	311.7	353.8
Receivables	156.6	172.3	184.2
Cash & cash equivalents	202.1	177.6	309.1
Accruals	7.9	6.1	6.6
Total current assets	**768.5**	**667.8**	**853.7**
TOTAL ASSETS	**2,557.3**	**2,307.4**	**2,604.9**
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**1,485.2**	**1,256.0**	**1,486.2**
Minority interest, deferred revenues & provisions	83.9	41.7	81.3
Long term financial debt	140.8	152.0	138.2
Other long term payables	60.6	66.8	65.0
Long term liabilities	**285.3**	**260.6**	**284.5**
Short term financial debt	152.3	196.0	118.5
Trade and other non-trade payable	634.5	594.8	715.7
Current liabilities	**786.8**	**790.8**	**834.2**
TOTAL LIABILITIES	**2,557.3**	**2,307.4**	**2,604.9**

(*) Unaudited data

(**) Includes Treasury stock for € 0,45 million in 2002 and € 3,15 million in 2001

3. Comments on the Consolidated results

The performance of sales in 1H2002 (1 February to 31 July) and the improvement in management of inventory and operating costs have favoured the operating leverage of the Group's results.

Net sales

Net sales reached €1,660.2 million, an increase of 25%, due both to the greater number of existing stores and to like-for-like sales growth. Net sales growth in constant currency was 29%.

The list of the openings and existing stores at the end of the period is as follows:

	Net openings		Current stores	
Concept	**1H2002**	**1H2001**	**31 Jul 2002**	**31 Jul 2001**
ZARA	18	15	484	421
KIDDY'S CLASS	1	(2)	42	41
PULL & BEAR	14	9	263	238
MASSIMO DUTTI	10	9	233	207
BERSHKA	13	24	164	128
STRADIVARIUS	11	13	131	113
OYSHO	25	0	59	--
Total	**92**	**68**	**1,376**	**1,148**

International store sales reach 54.5% of total (vs. 53.1% in 1H2001). The rest of Europe is the area with the highest sales growth (+40%), increasing its weight to 32.4% of total sales (vs. 28.9% in 1H01).

Like-for-like sales (LFL)

The Group's like-for-like sales grew by 12.5% in 1H2002. Like-for-like represents the annual change in store sales of any concept of the Group that were open for the whole of the first half of fiscal years 2002 and 2001, converted to a fixed exchange rate. The like-for-like calculation includes 78% of the total store sales.

The increase in like-for-like sales is positive and consistent in all the concepts and geographic areas (Spain, the rest of Europe, the Americas and the rest of the World).

Sales by concept

Net sales by concept in 1H2002 and 1H2001 were as follows:

Concept	Net sales (Millions of euros)			Weight on Group's sales (%)		
	1 H 2002	1 H 2001	% Chng. 02/01	1 H 2002	1 H 2001	% Chng. 02/01
ZARA	1,232.0	1,003.3	23%	74.2%	75.3%	-1.1%
KIDDY'S CLASS	23.6	20.1	18%	1.4%	1.5%	-0.1%
PULL & BEAR	109.4	87.2	25%	6.6%	6.5%	0.0%
MASSIMO DUTTI	122.4	107.0	14%	7.4%	8.0%	-0.7%
BERSHKA	109.7	73.7	49%	6.6%	5.5%	1.1%
STRADIVARIUS	54.5	40.5	35%	3.3%	3.0%	0.2%
OYSHO	8.6	n/a	n/a	0.5%	n/a	n/a
Total sales	**1,660.2**	**1,331.8**	**25%**	100.0%	100.0%	

The non-Zara concepts have increased their weight in the Group's total due to their stronger sales growth.

Gross margin

The gross margin has risen to €849.4 million, 25% higher than 1H2001. It has improved by 25 basis points to reach 51.2% of sales (50.9% in 1H2001).

Operating income (EBIT)

EBIT for 1H2002 has reached €203.8 million, an increase of 48%. Operating income on sales has improved by two percentage points, to 12.3%, versus 10.3% for 1H2001.

Operating expenses have grown at lower rates than those of sales, and include all the start-up costs for store openings (essentially leases and salaries paid for stores that are not yet open).

Provisions charged in the P&L correspond, mainly, to the Group's estimated write-downs of not fully depreciated assets as a result of refurbishments of existing stores.

Ordinary income

Ordinary income for 1H2002 reaches €183.7 million, 35% higher than 1H2001.

The breakdown of Net Financial Expenses is as follows:

Millions of euros	1 H 2002	1H 2001	FY 2001
Net financial expenses	3.9	5.1	12.2
Foreign exchange losses (gains)	16.2	(3.2)	7.3
Net losses of equity method companies	0.0	0.0	1.8
Total	**20.1**	**1.9**	**21.3**

Net Financial Expenses are lower than 1H2001 as a consequence of the decrease in Net Financial Debt.

Foreign exchange losses are principally due to the effect produced by the variation of currency exchange rates over inter-company financing operations.

Net income

Net income reaches €120.8 million, 32% higher than 1H2001.

The estimated tax rate for 1H2002 is similar to the FY2001 one.

4. Comments on the Balance Sheet

The Consolidated Balance Sheet of INDITEX maintains a similar structure to that it showed at FY2001, with a low level of debt and negative working capital, a consequence of the business model.

Financial debt represents 3% of the Balance sheet and 6% of Shareholders' Equity, versus 7% and 13%, respectively, at 1H2001. A breakdown is shown in the following table:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
Description	31 July 2002	31 July 2001	31 January 2002
Cash & cash equivalents	202.2	177.6	309.1
Long term financial debt	(140.8)	(152.0)	(138.2)
Short term financial debt	(152.3)	(196.0)	(118.5)
Deferred financial expenses	5.1	7.9	5.1
NET FINANCIAL CASH (DEBT)	**(86.0)**	**(162.5)**	57.5

5. Other information

Expected net openings and CAPEX

At the present date, the Group forecasts the opening of between 245 and 280 stores in FY2002, including the openings of the first half. A list of these openings is given below:

Concept	FY 2002 Openings forecast			Total 2001
	Range		% Interna-tional	
ZARA	**60**	**65**	80%	60
KIDDY'S CLASS	**15**	**20**	15%	(2)
PULL & BEAR	**40**	**45**	50%	20
MASSIMO DUTTI	**20**	**25**	50%	25
BERSHKA	**35**	**40**	35%	47
STRADIVARIUS	**30**	**35**	10%	20
OYSHO	**45**	**50**	35%	34
Total	**245**	**280**		**204**

Expected CAPEX in FY2002 is between €510 million and €560 million, of which approximately €195 million has been incurred during the first half.

Beginning 3Q2002

Initial collections for the new season have been well received by our customers. During first 7 weeks of 3Q2002, sales growth remains in line with management expectations.

Bershka, the Inditex Group's concept focused on the teenage market, has introduced its first boys collection in August, at the beginning of the Fall/Winter season. The Bershka Boy line is initially present in 80 stores and 8 countries.

During 2H2002 Inditex will keep on reinforcing the presence of its youngest concepts in Spain and increasing its depth in the key European markets with significant openings:

- Zara will open 6 stores in UK (among these 333 Oxford Street in London), 3 stores in Germany (among these Frankfurt Zeil), 2 stores in Italy (Turin and Monza) and 4 stores in France, in addition to the openings in 1H2002.

- Inditex will open several Zara stores in Switzerland. Massimo Dutti and Oysho will also enter that market this year.

- Other concepts will be launched in key European markets where they are not yet based.

  - Massimo Dutti will enter in France and UK (2 stores in London) in the coming months.

  - Pull & Bear will open its first stores in Germany in FY2003.

  - Bershka, which has already entered in the Belgian market with two openings, is developing its expansion plan for this market and for France and The Netherlands, where it is expected to open its first stores in early FY2003.

The Group is negotiating new locations for the FY2003 openings in the countries where it is already present, and emphasizing the expansion of all its concepts in the key European markets.

Second phase of the Employee Stock Participation Plan

From 1 October 2002, the second phase of the Employee Stock Participation Plan will start, in accordance with the resolutions of the AGM in July 2002. Employees involved in the first round of the Plan, and still linked to the Group, will receive the equivalent of the result of dividing 809,790 shares by the number of beneficiaries. These shares were issued in January 2001, before the Inditex' IPO.

* * * * *

The third quarter results for 2002 will be published on 12 December 2002.

For more information:
Investor Relations. INDITEX.
José Mª Alvarez
00 34 981 18 53 64
ir@inditex.com